                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 0)*

                                 Immucor, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   452526106
                    --------------------------------------
                                (CUSIP Number)

James F. Rice, Managing Director           Copy to:  Kenneth Wolfe
c/o Aim High Enterprises, Inc.                       StoneGate Partners, LLC
600 Longwater Drive, Suite 204                       45 Milk Street, 7/th/ Floor
Norwell, MA 02061                                    Boston, MA 02109

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 30, 2000
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 12 pages

         -----------------       SCHEDULE 13D
CUSIP NO. 452526106                   13D
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kairos Partners, LP
      Tax ID: 04-3521249
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC - See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             426,100 - See Item 5
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          426,100 - See Item 5
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      426,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9% (based on 7,277,617 shares of Common Stock outstanding as of October 3, 2000 as reported by the Issuer in its Form 10-Q for the quarter ended August 31, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                              Page 2 of 12 pages

         -----------------       SCHEDULE 13D
CUSIP NO. 452526106                   13D
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kairos Partners GP, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO - See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             426,100 - See Item 5
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          426,100 - See Item 5
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      426,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9% (based on 7,277,617 shares of Common Stock outstanding as of October 3, 2000 as reported by the Issuer in its Form 10-Q for the quarter ended August 31, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO - limited liability corporation
------------------------------------------------------------------------------

                              Page 3 of 12 pages

         -----------------       SCHEDULE 13D
CUSIP NO. 452526106                   13D
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


      Aim High Enterprises, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO - See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             426,100 - See Item 5
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          426,100 - See Item 5
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      426,100
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9% (based on 7,277,617 shares of Common Stock outstanding as of October 3, 2000 as reported by the Issuer in its Form 10-Q for the quarter ended August 31, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                              Page 4 of 12 pages

         -----------------       SCHEDULE 13D
CUSIP NO. 452526106                   13D
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      StoneGate Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO - See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             426,100 - See Item 5
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          426,100 - See Item 5
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      426,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9% (based on 7,277,617 shares of Common Stock outstanding as of October 3, 2000 as reported by the Issuer in its Form 10-Q for the quarter ended August 31, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO - limited liability corporation
------------------------------------------------------------------------------

                              Page 5 of 12 pages

Item 1.   Security and Issuer
          -------------------

(a) This statement relates to the common stock, $.10 par value per share, of Immucor, Inc. (the "Common Stock"), (CUSIP No. 452526106)

(b) The names and addresses of the principal executive officers of the Issuer are as follows:

     Edward L. Gallup, President and Chief Executive Officer
     Ralph A. Eatz, Senior Vice President - Operations
     Dr. Gioacchhino De Chirico, Director of European Operations and President Immucor Italia S.r.1
     Steven C. Ramsey, Vice President - Chief Financial Officer and Secretary Patrick Waddy, President of Dominion Biologicals Limited and European Finance Director

                 Address:      c/o Immucor, Inc.
                               3130 Gateway Drive
                               P.O. Box 5625
                               Norcross, Georgia 30091

Item 2.   Identity and Background

1. (a) Kairos Partners, LP, ("Kairos") a limited partnership organized under the laws of the State of Delaware.
     (b)  Address:   c/o Aim High Enterprises, Inc.
                     600 Longwater Drive, Suite 204
                     Norwell, MA 02061
     (c)  Principal Business: Investments

     (d) During the last five years, Kairos has not been convicted in a criminal proceeding.
     (e) During the last five years, Kairos was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

2. (a) Kairos Partners GP, LLC, a limited liability corporation organized under the laws of the State of Delaware ("Kairos GP"). Kairos GP is the general partner of Kairos.
     (b)  Address:   c/o Aim High Enterprises, Inc.
                     600 Longwater Drive, Suite 204
                     Norwell, MA 02061
     (c)  Principal Business: Investments
     (d) During the last five years, Kairos GP has not been convicted in a criminal proceeding.
     (e) During the last five years, Kairos GP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

3. (a) Aim High Enterprises, Inc. jointly controls Kairos GP with StoneGate Partners, LLC
     (b)  Address:   Aim High Enterprises, Inc.
                     600 Longwater Drive, Suite 204
                     Norwell, MA 02061
     (c)  Principal Business: Investments

     (d) During the last five years, Aim High Enterprises, Inc. has not been convicted in a criminal proceeding.
     (e) During the last five years, Aim High Enterprises, Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Aim High Enterprises, Inc. is a corporation organized under the laws of the State of Delaware.

                              Page 6 of 12 pages

4. (a) StoneGate Partners, LLC jointly controls Kairos GP with Aim High Enterprises, Inc.
     (b)  Address:   StoneGate Partners, LLC
                     45 Milk Street, 7/th/ Floor
                     Boston, MA 02109
     (c)  Principal Business: Investments

     (d) During the last five years, StoneGate Partners, LLC has not been convicted in a criminal proceeding.
     (e) During the last five years, StoneGate Partners, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Stonegate Partners, LLC is limited liability corporation organized under the laws of the Commonwealth of Massachusetts.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The amount of funds used in acquiring the Common Stock was $1,690,371. The source of these funds was Kairos' current cash equivalent assets (working capital).

Item 4.   Purpose of Transaction
          ----------------------

     The shares, the ownership of which is reported hereby, were acquired by Kairos for investment purposes. Kairos reserves the right from time to time to acquire additional shares, or to dispose of some or all of its shares.

     Except as set forth above, Kairos does not currently have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, although in the future it may develop such plans or proposals.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

(a) The following list sets forth the aggregate number and percentage (based on 7,277,617 shares of Common Stock outstanding as of October 3, 2000 as reported by the Issuer in its Form 10-Q for the quarter ended August 31,
     2000) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of November 7, 2000:

                                        Shares of Common Stock     Percentage of Shares of Common Stock
           Name                           Beneficially Owned               Beneficially Owned
           ----                           ------------------               ------------------
Kairos Partners, LP                              426,100                         5.9%
Kairos Partners GP, LLC (1)                      426,100                         5.9
Aim High Enterprises, Inc. (1)                   426,100                         5.9
StoneGate Partners, LLC (1)                      426,100                         5.9

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.

(b) Kairos has sole power to vote and to dispose of 426,100 shares of Common Stock, representing 5.9% of the outstanding Common Stock.

     Kairos GP, by virtue of being the general partner of Kairos, may be deemed to have shared power to vote and to dispose of 426,100 shares of Common Stock, representing 5.9% of the outstanding Common Stock.

     Aim High Enterprises, Inc., by virtue of being a joint controller of Kairos GP with StoneGate Partners, LLC, may be deemed to have shared power to vote and to dispose of 426,100 shares of Common Stock, representing 5.9% of the outstanding Common Stock.

     StoneGate Partners, LLC, by virtue of being a joint controller of Kairos GP with Aim High Enterprises, Inc.,

                              Page 7 of 12 pages
     may be deemed to have shared power to vote and to dispose of 426,100 shares of Common Stock, representing 5.9% of the outstanding Common Stock.

(c) The following is a description of all transaction in shares of Common Stock of the Issuer by the reporting person identified in Item 2 of this Schedule 13D effected from September 8 to November 7, 2000:

     See Appendix A.

(d)  Not applicable

(e)  Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

Not applicable.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  November 7, 2000
                                             -----------------------------
                                                        (Date)

                                                  /s/ James F. Rice
                                             -----------------------------
                                                     (Signature)


                                             -----------------------------
                                            James F. Rice, Managing Director

                              Page 8 of 12 pages

                                                                      Appendix A

                                     Date of                   Number of Shares            Purchase or Sale
        Name of                     Purchase of                 Purchased or                   Price per
      Shareholder                      Sale                        (Sold)                        Share
--------------------------       ------------------         ----------------------        -------------------
         Kairos                     11/06/2000                      3,500                     $  4 11/20
                                                                    1,000                     $  4  6/11
                                                                    1,000                     $  4  6/11
                                                                    1,000                     $  4  6/11
                                                                    1,000                     $  4 17/33
                                                                      900                     $  4 34/53
                                                                      800                     $  4 49/80
                                                                      800                     $  4 43/74
                                                                      800                     $  4 43/74
                                                                      800                     $  4 43/74
                                                                      800                     $  4 43/74
                                                                      800                     $  4 43/74
                                                                      800                     $  4 43/74
                                                                      700                     $  4  7/12
                                                                      500                     $  4 19/29
                                                                      500                     $  4 58/93
                                                                      500                     $  4 58/93
                                                                      500                     $  4 58/93
                                                                      500                     $  4 58/93
                                                                      500                     $  4 58/93
                                                                      500                     $  4 58/93
                                                                      500                     $  4 58/93
                                                                      500                     $  4   1/2
                                                                      500                     $  4   1/2
                                                                      500                     $  4   1/2
                                                                      500                     $  4  15/32
                                                                      200                     $  4   9/16
                                                                      100                     $  4   9/16

         Kairos                     11/02/2000                      4,800                     $  4 47/73
                                                                    1,200                     $  4 25/39
                                                                      200                     $  4 50/87

         Kairos                     11/01/2000                      1,500                     $  4 11/19
                                                                    1,100                     $  4 41/75
                                                                    1,000                     $  4 49/73
                                                                    1,000                     $  4 49/73
                                                                    1,000                     $  4  6/11
                                                                      500                     $  4 35/51
                                                                      500                     $  4 35/51
                                                                      500                     $  4 35/51
                                                                      500                     $  4 35/51
                                                                      500                     $  4 35/51
                                                                      500                     $  4 58/93
                                                                      500                     $  4 58/93
                                                                      500                     $  4 55/98
                                                                      400                     $  4 43/62
                                                                      200                     $  4 19/26
                                                                      200                     $  4 20/33

         Kairos                     10/31/2000                        100                     $  4 63/97

         Kairos                     10/30/2000                      3,000                     $  4 67/75
                                                                    3,000                     $  4 14/27
                                                                    1,500                     $  4 74/83
                                                                    1,500                     $  4 74/83
                                                                    1,500                     $  4 37/43
                                                                    1,500                     $  4 69/98
                                                                    1,500                     $  4 11/19
                                                                    1,500                     $  4 31/60
                                                                    1,500                     $  4 33/68
                                                                    1,300                     $  4 29/35
                                                                    1,100                     $  4 26/37
                                                                    1,000                     $  4 60/61
                                                                    1,000                     $  4 11/15
                                                                    1,000                     $  4 11/15
                                                                      700                     $  4 25/51
                                                                      500                     $        5
                                                                      500                     $        5
                                                                      500                     $        5
                                                                      500                     $  4 16/19
                                                                      500                     $  4  3/4
                                                                      500                     $  4  3/4
                                                                      300                     $  4 27/40
                                                                      100                     $  4 77/92
                                                                      100                     $  4 42/59

         Kairos                     10/26/2000                        700                     $  4 19/91
                                                                    2,700                     $  4 11/41
                                                                    1,500                     $  4 14/47
                                                                    1,000                     $  4  6/35

                              Page 9 of 12 pages

                                     Date of                   Number of Shares            Purchase or Sale
        Name of                     Purchase of                 Purchased or                   Price per
      Shareholder                      Sale                        (Sold)                        Share
--------------------------       ------------------         ----------------------        -------------------
         Kairos                     10/26/2000                      1,000                   $  4  6/35
                                                                    3,000                   $  4  7/34
                                                                      500                   $  4 17/42
                                                                    1,500                   $  4  9/23
                                                                      300                   $  4 14/59
                                                                    1,500                   $  4 14/47
                                                                    3,000                   $  4  3/10
                                                                    4,000                   $  4  1/3

         Kairos                     10/25/2000                      1,000                   $  4  1/13
                                                                    1,700                   $  4  7/88
                                                                    1,600                   $  4  1/7
                                                                    3,000                   $  4  8/99
                                                                    1,000                   $  4  1/13
                                                                    2,000                   $  4  2/25
                                                                    2,500                   $  4  7/87
                                                                    2,500                   $  4  7/87
                                                                    1,000                   $  4  9/34
                                                                      500                   $  4  7/25
                                                                      100                   $  4  2/5
                                                                      500                   $  4  5/23
                                                                    1,000                   $  4 17/84
                                                                    1,000                   $  4  9/34

         Kairos                     10/24/2000                        100                   $  4  8/97
                                                                    4,800                   $  4  7/86
                                                                    1,500                   $  4  1/60
                                                                    1,500                   $  4  1/60
                                                                    2,500                   $  4  2/39
                                                                    2,000                   $  3 72/73
                                                                    2,000                   $  3 85/89
                                                                      200                   $  4  1/82

         Kairos                     10/23/2000                      1,000                   $  3 19/42
                                                                      100                   $  3 63/97
                                                                    1,500                   $  3 69/98
                                                                    1,500                   $  3 69/98

         Kairos                     10/20/2000                      1,000                   $  3 15/31
                                                                    1,000                   $  3 15/31
                                                                    2,000                   $  3 32/97
                                                                    1,000                   $  3 19/58
                                                                    1,000                   $  3 15/31
                                                                    1,000                   $  3 15/31
                                                                    1,000                   $  3 19/42
                                                                    1,000                   $  3 15/31


                              Page 10 of 12 pages

                                     Date of                   Number of Shares            Purchase or Sale
        Name of                     Purchase of                 Purchased or                   Price per
      Shareholder                      Sale                        (Sold)                        Share
--------------------------       ------------------         ----------------------        -------------------
         Kairos                     10/19/2000                                500              $     3 16/27
                                                                            3,000              $     3 14/27
                                                                              100              $     3 63/97
                                                                            2,000              $     3 15/53
                                                                            4,000              $     3 14/27
                                                                            1,000              $     3 41/71

         Kairos                     10/18/2000                              2,000              $     3 31/79
                                                                            1,500              $     3 31/60
                                                                            1,100              $     3 50/97
                                                                              500              $     3  5/23
                                                                            3,000              $     3 11/41
                                                                            3,400              $     3  3/10

         Kairos                     10/17/2000                              1,000              $     3  6/11
                                                                            1,000              $     3  6/11
                                                                              500              $     3 55/98

         Kairos                     10/16/2000                              2,200              $     3 44/85
                                                                              200              $     3 50/87
                                                                            1,200              $     3 25/39

         Kairos                     10/11/2000                              2,000              $     3  8/39
                                                                            1,500              $     3  4/15
                                                                            2,500              $     3 26/97
                                                                            2,100              $     3 19/71

         Kairos                     10/06/2000                              5,000              $     3 13/33

         Kairos                     10/05/2000                              1,000              $     3 23/59
                                                                            3,500              $     3 17/40
                                                                            2,500              $     3 29/56
                                                                            4,000              $     3 26/57
                                                                            3,000              $     3 31/68
                                                                            4,000              $     3 39/80
                                                                            3,000              $     3 11/20
                                                                            3,500              $     3 30/49
                                                                            4,000              $     3 49/80
                                                                           10,000              $     3 46/75
                                                                            3,500              $     3 30/49
                                                                            4,000              $     3 25/43
                                                                            3,500              $     3 11/20

         Kairos                     10/04/2000                                900              $     3  9/23

         Kairos                     10/03/2000                              4,500              $     3 12/17
                                                                            3,000              $     3 63/82
                                                                            4,500              $     3 47/73

         Kairos                     10/02/2000                              2,900              $     3 19/39
                                                                            3,500              $     3 73/99

                              Page 11 of 12 pages

                                     Date of                   Number of Shares            Purchase or Sale
        Name of                     Purchase of                 Purchased or                   Price per
      Shareholder                      Sale                        (Sold)                        Share
--------------------------       ------------------         ----------------------        -------------------
         Kairos                     10/02/2000                                100                $   3  2/5
                                                                            3,500                $   3 37/94
                                                                            3,500                $   3 19/39

         Kairos                     09/21/2000                              4,000                $   4 13/33
                                                                            2,000                $   4 23/86
                                                                            4,000                $   4  1/3
                                                                            5,000                $   4  1/3
                                                                            4,000                $   4 18/67
                                                                            2,100                $   3 85/89
                                                                            2,100                $   4  1/57
                                                                            3,000                $   4  1/7
                                                                            1,000                $   4 17/84
                                                                            2,000                $   4 13/55
                                                                            2,100                $   4 13/55

         Kairos                     09/19/2000                              1,900                $   3 17/19
                                                                              100                $   3 11/14
                                                                            3,900                $   3 10/13
                                                                            1,300                $   3 65/66
                                                                            3,800                $   4  1/50
                                                                            1,000                $   3 43/54
                                                                            2,000                $   4  2/41
                                                                            3,500                $   4  1/54
                                                                           10,000                $   4  1/51
                                                                            7,000                $   3 17/19
                                                                            4,000                $   3 22/23
                                                                            2,000                $   4  1/57
                                                                            8,000                $   4  1/52
                                                                           11,800                $   4  1/52
                                                                           15,000                $   4  1/54
                                                                            8,000                $   4  1/52
                                                                           15,000                $   4  1/54
                                                                            7,500                $   4  1/52
                                                                           12,000                $   4  1/53
                                                                            8,000                $   4  1/52
                                                                            7,500                $   4  1/52
                                                                           12,700                $   4  1/53

  The shares of Common Stock were purchased by Kairos in the over-the-counter market.

                              Page 12 of 12 pages